[LETTERHEAD OF P. H. GLATFELTER COMPANY]
October 24, 2006
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	P. H. Glatfelter Company Registration Statement on Form S-4 (File No. 333-135808)
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, P. H. Glatfelter Company, a Pennsylvania corporation (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-135808) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 2 p.m., Eastern Standard Time, on October 25, 2006, or as soon as practicable thereafter.
     The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, P. H. Glatfelter Company
By:	/s/ John P. Jacunski
	Name:	John P. Jacunski
	Title:	Senior Vice President and Chief Financial Officer